Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 16, 2007 (July 31, 2007 as to the effects of the restatement discussed in Note 17), relating to the consolidated financial statements and financial statement schedule of Alliance Imaging, Inc. and management’s report on the effectiveness of internal control over financial reporting (which reports (1) express an unqualified opinion on the consolidated financial statements and include an explanatory paragraph relating to the restatement as described in Note 17 to the consolidated financial statements and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting) appearing in the Annual Report on Form 10-K/A of Alliance Imaging, Inc. for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
November 27, 2007